Exhibit 99.1
Baidu Announces Second Quarter 2010 Results
BEIJING, China, July 21, 2010 — Baidu, Inc. (Nasdaq: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the second quarter ended June 30, 20101.
Second Quarter 2010 Highlights
•	Total revenues in the second quarter of 2010 were RMB1.914 billion ($282.3 million), a 74.4% increase from the corresponding period in 2009.

•	Operating profit in the second quarter of 2010 was RMB971.8 million ($143.3 million), a 129.8% increase from the corresponding period in 2009.

•	Net income in the second quarter of 2010 was RMB837.4 million ($123.5 million), a 118.5% increase from the corresponding period in 2009. Diluted earnings per ADS[2] for the second quarter of 2010 was RMB2.40 ($0.35); diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the second quarter of 2010 was RMB2.46 ($0.36).
“Baidu’s record top and bottom line results reflect the healthy growth of our customer base and continued improvements in monetization efficiency,” said Robin Li, Baidu’s chairman and chief executive officer. “This quarter’s strong performance also underscores the vast Internet market opportunities for us and the growing appreciation for search engine marketing in China.”
Mr. Li added, “Baidu continues to focus on user experience and has many initiatives on this front to ensure Baidu remains at the center of China’s Internet ecosystem.”
Jennifer Li, Baidu’s chief financial officer, commented, “Effective execution resulted in impressive revenue growth and healthy margin improvements for second quarter 2010. Over the next quarters, we will continue to aggressively invest in R&D, sales and infrastructure to drive innovation, enhance monetization and support our growth.”
Second Quarter 2010 Results
Baidu reported total revenues of RMB1.914 billion ($282.3 million) for the second quarter of 2010, representing a 74.4% increase from the corresponding period in 2009.
Online marketing revenues for the second quarter of 2010 were RMB1.913 billion ($282.2 million), representing a 74.5% increase from the corresponding period in 2009. Baidu had about 254,000 active online marketing customers in the second quarter of 2010, representing a 25.1% increase from the corresponding period in 2009 and a 14.9% increase from the previous quarter. Revenue per online marketing customer for the second quarter was approximately RMB7,500 ($1,106), a 38.9% increase from the corresponding period in 2009 and a 27.1% increase from the previous quarter.

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7815 to US$1.00, the effective noon buying rate as of June 30, 2010 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

[2]	Effective on May 12, 2010, Baidu adjusted the ratio of its American depositary shares (“ADSs”) representing Class A ordinary shares from one (1) ADS for one (1) share to ten (10) ADSs for one (1) share. All earnings per ADS figures in this announcement give effect to the forgoing ADS to share ratio change.

Traffic acquisition cost (TAC) as a component of cost of revenues was RMB185.6 million ($27.4 million), representing 9.7% of total revenues, as compared to 16.0% in the corresponding period in 2009 and 13.2% in the first quarter of 2010. The decrease in TAC as a percentage of total revenues is primarily due to the quality improvement of Baidu Union traffic.
Bandwidth costs as a component of cost of revenues were RMB67.9 million ($10.0 million), representing 3.5% of total revenues, compared to 4.6% in the corresponding period in 2009. Depreciation costs as a component of cost of revenues were RMB83.6 million ($12.3 million), representing 4.4% of total revenues, compared to 5.5% in the corresponding period in 2009.
Selling, general and administrative expenses were RMB265.0 million ($39.1 million), representing an increase of 47.1% from the corresponding period in 2009, primarily due to increased headcount cost and marketing expenses.
Research and development expenses were RMB159.3 million ($23.5 million), a 66.2% increase from the corresponding period in 2009. The increase was primarily due to increased R&D personnel expenses.
Share-based compensation expenses, which were allocated to related operating costs and expense line items, were RMB21.6 million ($3.2 million) in the second quarter of 2010, compared to RMB19.5 million in the previous quarter and RMB22.9 million in the corresponding period in 2009.
Operating profit was RMB971.8 million ($143.3 million), representing a 129.8% increase from the corresponding period in 2009. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB 993.4 million ($146.5 million), a 122.9% increase from the corresponding period in 2009.
Income tax expense was RMB140.5 million ($20.7 million), compared to an income tax expense of RMB51.1 million in the corresponding period in 2009. The effective tax rate for the second quarter of 2010 was 14.4% as compared to 12.8% in the previous quarter and 11.8% for the corresponding period in 2009. The increase in effective tax rate was due to a new tax circular issued in the second quarter resulting in changes to the applicable tax for one of our subsidiaries in China.
Net income was RMB837.4 million ($123.5 million), representing a 118.5% increase from the corresponding period in 2009. Basic and diluted earnings per ADS for the second quarter of 2010 amounted to RMB2.41 ($0.36) and RMB2.40 ($0.35), respectively.
Net income excluding share-based compensation expenses (non-GAAP) was RMB859.0 million ($126.7 million), a 111.5% increase from the corresponding period in 2009. Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the second quarter of 2010 amounted to RMB2.47 ($0.36) and RMB2.46 ($0.36), respectively.
As of June 30, 2010, the Company had cash, cash equivalents and short-term investments of RMB5.913 billion ($872.0 million). Net operating cash inflow and capital expenditures for the second quarter of 2010 were RMB1.240 billion ($182.8 million) and RMB181.6 million ($26.8 million), respectively.

Adjusted EBITDA (non-GAAP), defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB1.104 billion ($162.8 million) for the second quarter of 2010, representing a 112.0% increase from the corresponding period in 2009.
Outlook for Third Quarter 2010
Baidu currently expects to generate total revenues in an amount ranging from RMB2.200 billion ($324.4 million) to RMB2.260 billion ($333.3 million) for the third quarter of 2010, representing a 72% to 77% year-over-year increase. This forecast reflects Baidu’s current and preliminary view, which is subject to change.
Conference Call Information
Baidu’s management will hold an earnings conference call at 8:00 PM on July 21, 2010 U.S. Eastern Time (8:00 AM on July 22, 2010 Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:
US:                  +1.857.350.1676
UK:                  +44.207.365.8426
Hong Kong:   +852.3002.1672
Passcode for all regions: 91851178
A replay of the conference call may be accessed by phone at the following number until July 28, 2010:
International: +1.617.801.6888
Passcode: 25736168
Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.
About Baidu
Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs currently trade on the NASDAQ Global Select Market under the symbol “BIDU”. Each of Baidu’s Class A ordinary shares is represented by 10 ADSs.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the third quarter 2010 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of July 21, 2010, and Baidu undertakes no duty to update such information, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted earnings per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.
Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses, particularly share-based compensation expenses, that may not be indicative of its operating performance or financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu has computed its non-GAAP financial measures using the same consistent method from quarter to quarter since April 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. A limitation of using non-GAAP adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.

For investor and media inquiries, please contact:
China
Victor Tseng
Baidu, Inc.
Phone: +86-10-5992-7244
Email: ir@baidu.com
Cynthia He
Brunswick Group LLC
Phone: +86-10-6566-2256
Email: che@brunswickgroup.com
U.S.
Ms. Kate Tellier
Brunswick Group LLC
Phone: +1-212-333-3810
Email: ktellier@brunswickgroup.com

Baidu, Inc.
Condensed Consolidated Balance Sheets

	June 30,	December	June 30,
(in RMB thousands)	2010	31, 2009	2009
	Unaudited	Audited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	4,154,849	4,199,889	2,918,670
Short-term investments	1,758,412	381,149	435,624
Accounts receivable, net	198,867	161,610	134,405
Other assets, current	113,393	91,067	83,031
Deferred tax assets, net	14,413	9,157	11,168

Total current assets	6,239,934	4,842,872	3,582,898

Non-current assets:
Fixed assets, net	1,152,685	997,557	801,359
Intangible assets, net	117,562	122,595	120,079
Goodwill	63,691	63,691	54,082
Long-term investments, net	53,057	14,308	12,295
Deferred tax assets, net	33,799	33,799	27,679
Other assets, non-current	119,483	82,153	71,237

Total non-current assets	1,540,277	1,314,103	1,086,731

TOTAL ASSETS	7,780,211	6,156,975	4,669,629

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities, current	888,343	749,861	485,161
Customer advances and deposits, current	716,866	607,828	406,044
Deferred revenue	45,760	42,035	9,167

Total current liabilities	1,650,969	1,399,724	900,372

Non-current liabilities:
Long-term payable for business acquisition	4,150	4,150	—
Deferred Income, non-current	5,000	—	—

Total non-current liabilities	9,150	4,150	—

Total liabilities	1,660,119	1,403,874	900,372

Shareholders’ equity
Class A Ordinary Shares, Par value US$0.00005 per share, 825,000,000 shares authorized, and 26,298,960 shares and 26,585,811 shares issued and outstanding as at December 31, 2009 and June 30, 2010	11	11	11
Class B Ordinary Shares, Par value US$0.00005 per share, 35,400,000 shares authorized, and 8,454,332 shares and 8,214,332 shares issued and outstanding as at December 31, 2009 and June 30, 2010	4	4	4
Additional paid-in capital	1,477,570	1,426,070	1,364,543
Accumulated other comprehensive loss	(115,923)	(113,513)	(115,104)
Retained earnings	4,758,430	3,440,529	2,519,803

Total shareholders’ equity	6,120,092	4,753,101	3,769,257

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,780,211	6,156,975	4,669,629

Baidu, Inc.
Condensed Consolidated Statements of Income

	For the Three Months Ended
	June 30,	June 30,	March 31,
(in RMB thousands except for share, per share information)	2010	2009	2010
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	1,913,467	1,096,624	1,293,396
Other services	927	845	519

Total revenues	1,914,394	1,097,469	1,293,915

Operating costs and expenses:
Cost of revenues (note 1, 2)	(518,336)	(398,591)	(426,405)
Selling, general and administrative (note 2)	(265,003)	(180,204)	(214,568)
Research and development (note 2)	(159,271)	(95,853)	(122,129)

Total operating costs and expenses	(942,610)	(674,648)	(763,102)

Operating profit	971,784	422,821	530,813

Other income:
Interest income	15,069	7,588	11,374
Exchange loss, net	(23)	(1)	(1)
Gain and loss from equity method investments	243	—	247
Other income, net	(9,201)	3,913	8,797

Total other income	6,088	11,500	20,417

Income before income taxes	977,872	434,321	551,230

Income taxes	(140,508)	(51,061)	(70,693)

Net income	837,364	383,260	480,537

Earnings per share for Class A and Class B ordinary shares:
Basic	24.07	11.09	13.82
Diluted	23.98	11.02	13.77

Earnings per ADS (1 Class A ordinary share = 10 ADSs):
Basic	2.41	1.11	1.38
Diluted	2.40	1.10	1.38

Weighted average aggregate number of Class A and Class B ordinary shares outstanding:
Basic	34,794,808	34,571,453	34,766,823
Diluted	34,912,940	34,785,181	34,894,049

(1) Cost of revenues are detailed as follows:
Business tax and surcharges	(121,627)	(67,877)	(81,301)
Traffic acquisition costs	(185,642)	(175,445)	(171,349)
Bandwidth costs	(67,927)	(50,050)	(58,012)
Depreciation costs	(83,627)	(60,106)	(65,888)
Operational costs	(57,743)	(43,472)	(48,256)
Share-based compensation expenses	(1,770)	(1,641)	(1,599)

Total cost of revenues	(518,336)	(398,591)	(426,405)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(1,770)	(1,641)	(1,599)
Selling, general and administrative	(9,064)	(10,912)	(8,593)
Research and development	(10,757)	(10,332)	(9,339)

Total share-based compensation expenses	(21,591)	(22,885)	(19,531)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended June 30, 2009
	GAAP Result	Adjustment	Non-GAAP Results

Operating profit	422,821	22,885	445,706

	Three months ended June 30, 2009
	GAAP Result	Adjustment	Non-GAAP Results

Net income	383,260	22,885	406,145

	Three months ended March 31, 2010
	GAAP Result	Adjustment	Non-GAAP Results

Operating profit	530,813	19,531	550,344

	Three months ended March 31, 2010
	GAAP Result	Adjustment	Non-GAAP Results

Net income	480,537	19,531	500,068

	Three months ended June 30, 2010
	GAAP Result	Adjustment	Non-GAAP Results

Operating profit	971,784	21,591	993,375

	Three months ended June 30, 2010
	GAAP Result	Adjustment	Non-GAAP Results

Net income	837,364	21,591	858,955

(*)	The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three		Three
	months		months		Three
	ended	As a % of	ended	As a % of	months	As a %
	June 30,	total	March 31,	total	ended June	of total
	2009	revenues	2010	revenues	30, 2010	revenues
Net cash provided by operating activities	519,052	47%	432,169	33%	1,239,850	65%

Changes in assets and liabilities, net of effects of acquisitions	(37,741)	-3%	158,711	12%	(270,138)	-14%
Income taxes expenses	51,061	5%	70,693	5%	140,508	7%
Interest income and other, net	(11,500)	-1%	(20,417)	-2%	(6,088)	0%

Adjusted EBITDA	520,872	48%	641,156	48%	1,104,132	58%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.